SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

21 April 2006

PROPOSAL OF THE BOARD OF DIRECTORS
(ADDENDUM)

ITEM 14 ON THE AGENDA:
(To resolve on the issuance of bonds and other securities, of whatever nature, by the Board of Directors, and namely on the fixing of the value of such securities in accordance with paragraph 3 of article 8 and subparagraph e), paragraph 1 of article 15 of the Articles of Association)

Considering:

A) The initial proposal submitted by the Board of Directors under this item on the agenda;

B) That, considering the tender offer for the acquisition of all shares representing the Company’s share capital, of which a preliminary launch announcement was published on 6 February 2006 by the companies Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A., as amended on 8 February 2006, it is convenient to clarify that the implementation of this proposal, in what concerns the issuance of securities convertible into shares or granting the right to subscribe for shares of the Company, shall be suspended during said offer period.

We propose that the initial proposal submitted by the Board of Directors under this item on the agenda be considered with an additional paragraph:

That the possibility of implementing the resolution as proposed above, in what concerns the issuance of securities convertible into shares or granting the right to subscribe for shares of the Company, be suspended during the period (i.e., until the settlement of the offer or its termination) of the tender offer for the acquisition of all shares representing the Company’s share capital, of which a preliminary launch announcement was published on 6 February 2006 by the companies Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A., as amended on 8 February 2006, or of any other tender offer qualified as a competing offer, which preliminary announcement has been or will be published.

Lisbon, 5 April 2006

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.